May 13, 2013

Peggy Kim

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Cedar Fair, L.P.

Preliminary Proxy Statement on Schedule 14A

Filed May 2, 2013

File No. 001-09444

Dear Ms. Kim:

As requested and in response to the Staff’s comments on the above-referenced filing, which were transmitted to us by letter dated May 10, 2013, Cedar Fair, L.P. (the “Partnership”) has amended its Preliminary Proxy Statement and is providing this response letter. The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter, and the revised Preliminary Proxy Statement has been filed with the Commission via Edgar. For ease of reference, we have repeated the Staff’s comments in italics and have provided herewith a redlined copy of the filing to show revisions made to the disclosure.

Preliminary Proxy Statement

General

Comment 1: Please revise to include all of the participant information required by Item 5(b) of Schedule 14A. Refer to the definition of participant in Instruction 3 to Item 4 of Schedule 14A.

Response: The Partnership has revised the Preliminary Proxy Statement to include the participant information required by Item 5(b) of Schedule 14A. See Appendix A to the revised Preliminary Proxy Statement.

Proposal One. Election of Directors, page 3

Comment 2: Please revise to state whether each nominee has consented to being named in the proxy statement and to serve if elected.

Response: The Partnership has revised Proposal One to include the requested disclosure.

Ms. Kim

U.S. Securities and Exchange Commission

May 13, 2013

Comment 3: We note the registrant reserves the right to vote for unidentified substitute nominees. Please confirm for us that should the registrant nominate substitute nominees before the meeting, the registrant will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: The Partnership confirms that should it nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Comment 4: Please revise to identify the unitholder who intends to make a nomination at the meeting. Please include a background section that describes any contacts with the unitholder and how the Board or management responded to contacts made by the unitholder and the material details of any discussions or correspondence.

Response: The Partnership has provided the requested disclosure in its revised Preliminary Proxy Statement by including the following revised disclosure in Proposal One (with underlining added in this letter to reflect additional language and language struck through in this letter to reflect deletions from the previously filed Preliminary Proxy Statement):

Unitholder Nominee and Related Background. We also have been timely notified by one of our unitholders, Mr. Jeffrey Doppelt, of a nomination that he intends to make at the meeting pursuant to Section 6.2 of the Partnership Agreement. ~~The unitholder’s~~ We received a letter from Mr. Doppelt, dated January 11, 2013, indicating that he was considering making certain Director nominations and requesting information with regard to the Partnership’s nomination process and notice requirements. We provided Mr. Doppelt with the requested information on the nomination process and notice requirements in a letter dated January 30, 2013. In early February of 2013, Mr. Doppelt contacted our corporate secretary with a follow up question regarding the inclusion of a unitholder nominee in the Partnership’s proxy statement. The Partnership communicated to Mr. Doppelt that the Partnership’s proxy statement generally is reserved for the presentation of matters adopted and approved by the Board of Directors and that, pursuant to Section 6.2 of the Partnership Agreement, the Partnership is under no obligation to include a unitholder nominee in its proxy statement. We had no further communication with Mr. Doppelt until the receipt of his nomination notice in a letter from Mr. Doppelt dated April 25, 2013. Mr. Doppelt’s letter, dated April 25, 2013, identified ~~the unitholder’s~~ his proposed candidate and indicated that ~~the unitholder~~ Mr. Doppelt intends to appear in person or by proxy at the meeting to make his nomination. ~~The unitholder~~Mr. Doppelt also indicated in his letter that he does not intend to deliver a proxy statement and form of proxy to holders of a sufficient number of units to elect his nominee. Following receipt of the April 25, 2013 letter, the Partnership and Mr. Doppelt exchanged voicemail messages but have not had further communications regarding the nominations for the annual meeting prior to the filing of this proxy statement.

Proposal Three. Advisory Vote on Our Named Executive Officer Compensation, page 7

Comment 5: Please revise to disclose that the registrant is providing the vote as required pursuant to section 14A of the Exchange Act and when the next shareholder advisory vote will occur. Refer to Item 24 of Schedule 14A.

Response: The Partnership has revised the first paragraph of Proposal Three to include the requested disclosure.

Ms. Kim

U.S. Securities and Exchange Commission

May 13, 2013

Expenses of Solicitation of Proxies, page 55

Comment 6: We note that directors, officers and employees may solicit unitholders. Please revise to describe the methods of solicitation. Refer to Item 4(b)(1) of Schedule 14A. In addition, please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response: In response to this comment, the Partnership has revised the disclosure under “Expenses of Solicitation of Proxies” to describe in more detail the methods of solicitation that may be used. In addition, the Partnership hereby confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed with the Commission under the cover of Schedule 14A as and to the extent provided in Rule 14a-6(b) and (c).

Comment 7: Please state the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. Refer to Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4 of Schedule 14A.

Response: The Partnership notes in response to this comment that, as disclosed in the Preliminary Proxy Statement, Mr. Doppelt indicated in his April 25, 2013 letter to the Partnership that he does not intend to deliver a proxy statement and form of proxy to holders of a sufficient number of units to elect his nominee. As a result, the Partnership presently expects the total amount of costs and expenditures to be incurred with respect to solicitations of proxies for the annual meeting to be consistent with the total amount of costs and expenditures that it normally expends in connection with solicitations for the election of directors at annual meetings where there are no unitholder nominations. Accordingly, the Partnership has revised its disclosure on page 55 as follows in response to this comment and in accordance with Instruction 1 to Item 4 of Schedule 14A (with underlining added in this letter to reflect additional language and language struck through in this letter to reflect deletions from the previously filed Preliminary Proxy Statement):

EXPENSES OF SOLICITATION OF PROXIES

The Partnership has sent you this proxy and will pay the cost of soliciting the proxies from unitholders. ~~In addition to solicitation by mail, arrangements~~ Proxies may be solicited personally, by mail, by telephone, by email, by fax, by press release, by press interview or via the Internet. In addition, arrangements have been or will be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners of the units, and the Partnership, upon request, will reimburse the brokerage houses and custodians for their reasonable expenses in so doing. The Partnership expects the total amount of costs and expenditures to be incurred with respect to solicitations for the 2013 annual meeting (excluding costs represented by salaries and wages of regular employees and officers) to be consistent with the total amount that it normally expends for solicitations for an election of directors in the absence of a contest. The Partnership has retained Morrow & Co., LLC to aid in the solicitation of proxies and to verify certain records related to the solicitation. Morrow & Co., LLC will

Ms. Kim

U.S. Securities and Exchange Commission

May 13, 2013

receive a fee of between $5,000 and $10,000 as compensation for its services plus reimbursement for its related out-of-pocket expenses. ~~CFMI and its directors,~~Those fees and anticipated out-of-pocket expenses represent the amount normally expended for Morrow’s services in connection with solicitations for the Partnership with respect to an election of directors in the absence of a contest. CFMI, its directors and certain of its officers and employees also may solicit the vote of unitholders. These persons will receive no additional compensation for their assistance in soliciting proxies. Additional information regarding persons who are participants in this proxy solicitation is set forth in Appendix A. Total costs and expenditures to date for, in furtherance of or in connection with solicitations of proxies have not exceeded the Partnership’s normal expenditures in connection with solicitations for an election of directors in the absence of a contest (excluding salaries and wages of regular employees and officers).

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter and our revised Preliminary Proxy Statement are responsive to your comments. If you have any additional questions or comments, please contact me directly at (419) 627-2295.

Sincerely,

/s/ Brian C. Witherow

Brian C. Witherow
Executive Vice President and Chief Financial Officer